SUB-ITEM 77M

                                    MERGERS

                               AIM GROWTH SERIES

On June 10-11, 2003 the Boards of Trustees of AIM Series Trust ("AST"), a Delaware statutory trust, approved an Agreement and Plan of Reorganization (the "Agreement"). On October 21, 2003, a Special Meeting for Shareholders of AIM Global Trends Fund ("Global Trends Fund"), an investment portfolio of AST was held for shareholders to approve the Agreement that provided for the restructuring of Global Trends Fund as a new series of AIM Growth Series ("AGS"), an existing open-end management investment company organized as a Delaware statutory trust, (the "Reorganization"). Pursuant to the Agreement on July 30, 2003, all of the assets of Global Trends Fund were transferred to AGS. Global Trends Fund succeeded to the assets and assumed the liabilities of a series portfolio with a corresponding name (predecessor fund) of AST, on November 4, 2003. The value of each Global Trends Fund shareholder's account with AGS immediately after the Reorganization was the same as the value of such shareholder's account with Global Trends Fund immediately prior to the Reorganization. The Reorganization has been structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

For a more detailed discussion on the merger, please see the attached proxy statement (attached hereto as Attachment A).